

September 1, 2010

Mr. Roland Hagman
Vice President Group Function
Financial Control
LM Ericsson Telephone Company
SE-164 83
Stockholm, Sweden

> **Re: LM Ericsson Telephone Company**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed April 21, 2010**
> **File No. 000-12033**

Dear Mr. Hagman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. You state on pages 71, 148, 179, and elsewhere that you have operations in Latin America, the Middle East, and Africa, regions that include Cuba, Iran, Syria, and Sudan. Further, you provide contact information related to your offices in Iran, Sudan, and Syria on your website. As you know, Cuba, Iran, Sudan, and Syria are countries that are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 20-F does not include disclosure regarding contacts with Cuba, Iran, Sudan, and Syria.

   Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through subsidiaries, network operators, or other direct or indirect arrangements, since your response letter to the staff dated February 10, 2006. Your response should describe any products, equipment, components, technology, or services that you have provided into Cuba, Iran, Sudan, and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

2. Please discuss the materiality of any contacts with Cuba, Iran, Sudan, and Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have contacts with Cuba, Iran, Sudan, and Syria.

You may contact Jessica Plowgian, Attorney-Advisor at (202) 551-3367 or Robert Bartelmes, Senior Financial Analyst at (202) 551-3810 with any questions.

Sincerely,

/s Robert Bartelmes, for

Larry Spirgel
Assistant Director